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August 26, 2008

OMV strengthens security of supply in Austria through increased gas production

SUPPL

- Production start of gas fields Strasshof and Ebenthal
- Total investment of EUR 500 mn for E&P projects in Austria in 2008/2009
- OMV covers 15% of Austria's gas demand
- Domestic oil and gas production will be increased by approximately 20% till 2010

In August 2008 OMV, Central Europe's leading oil and gas company, starts production out of gas fields Strasshof and Ebenthal, both located in the Vienna Basin. This brings OMV closer towards its goal of increasing domestic oil and gas production by approximately 20% till 2010. The field developments of Strasshof and Ebenthal with total costs of EUR 210 mn have been advanced since 2005. With combined investments of EUR 500 mn in 2008 and 2009 for domestic E&P projects OMV significantly contributes to Austria's long-term energy supply security. Employing 750 staff in its oil and gas producing areas OMV is the largest employer of the Weinviertel in Lower Austria.

Helmut Langanger, OMV Executive Board Member responsible for Exploration and Production stated: „ With its domestic activities OMV significantly contributes to the energy supply of Austria. As the oil and gas exploration in Austria turns more and more difficult due to the maturity of most fields, I am particularly happy that we have been able to successfully increase our domestic production in the past years through substantial investments, the use of state-of-the-art technologies as well as our professional expertise. Therefore, I am confident, will we be able to ramp up our domestic production by around 20% till 2010."

EUR 210 mn for development of gas fields Strasshof and Ebenthal

The recent production start of Strasshof and Ebenthal is an important step of OMV Austria Exploration & Production GmbH to increase its current daily production of ca. 40,000 boe/d by about 20% till 2010. The gas production of both fields is fed into the Austrian supply network.

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Since the Strasshof discovery well in 2005 OMV has drilled four additional wells estimating gas reserves at approx. 4 bcm (25 mn boe). Furthermore, gas processing infrastructure was built and the existing sour gas treatment plant Aderklaa expanded. In total, EUR 175 mn have been invested. The maximum production of the first expansion stage of Strasshof will be 650,000 cbm/d (4,000 boe/d) and corresponds to 20% of OMV's domestic gas production.

Field Ebenthal with gas reserves of about 1.5 bcm was also discovered in 2005 requiring total investments of EUR 35 mn. The field development Ebenthal comprises the setup of gas treatment infrastructure and the revamp of the compressor station Auersthal. To connect Ebenthal with the compressor station a 16 km pipeline was built. Ebenthal will reach full capacity of 500,000 cbm/d (3,000 boe/d) in September 2008 which equals 15% of OMV's domestic gas production.

EUR 500 mn for the security of supply in Austria
In 2008 and 2009 EUR 250 mn will be invested each year into expanding Austrian oil and gas production for long-term supply security. Apart from maintaining and servicing existing infrastructure OMV's focus will be on optimizing production of its mature oil fields as well as exploring for new reserves.

Environmentally sound production technologies and low emissions are particularly important for OMV. With Baumgarten becoming an increasingly important Central European gas hub additional gas storage opportunities are being investigated. Therefore, OMV's oil and gas production in Austria remains essential to the Group's result.

Solid Reserves Base
At the end of 2007, OMV held reserves in Austria of 143 mn boe with natural gas reserves of 14.8 bcm (87 Mio boe) and crude oil reserves of 7.9 mn tons (56 mn bbl).

Balanced international E&P portfolio
OMV holds a balanced international E&P portfolio in 20 countries structured around six core regions, namely CEE, North Africa, Northwestern Europe, the Middle East, Australia/New Zealand and the Russia/Caspian region. In the first half of 2008 OMV's daily production amounted to 160,000 boe/d and held reserves of 1.216 bn boe (as of December 31, 2007).

Notes to editors:

1 mn barrel oil equivalent (boe) is approx. 150,000 tons oil equivalent (toe)
1 barrel (bbl) is approx. 159 liter (l)
1 mn m^3 gas is approx. 6,220 boe

OMV E&P in Austria
OMV's exploration and production activities in Austria are concentrated in the Vienna Basin in the Weinviertel region of Lower Austria and encompass an area of more than 5,000 km^2.

In 2007, OMV covered about 10% of the Austrian crude oil demand and 15% of the natural gas demand out of domestic production of 14.3 mn boe (1.39 bcm natural gas and 0.8 mn t crude oil and NGL). OMV produces approx. 90% of the crude oil and 70% of the domestic natural gas produced in Austria. With exploration expenditures and investments of EUR 233 mn in 2007, OMV is the largest investor and employer in the region. These substantial investments and intensive exploration activities in OMV´s Austrian production areas build the basis for a long-term, secure and economic oil and gas production.

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Using state-of-the-art 3D seismic technology OMV successively expands its portfolio in terms of new reservoirs and satellite fields every year. Due to its profound knowledge of the underground OMV´s exploration wells achieve an average success rate of about 50% which very favorably compares with international figures of less than one third.

In addition to exploration and production, OMV also operates three underground gas storages in Austria with a combined volume of 2.1 bcm. This corresponds to one quarter of the Austrian annual consumption. Every hour 1 mn cbm natural gas can be made available, an energy amount to fill approx. 1 mn bath tubs with hot water. The gas storages are operated through 170 injection/production wells in eight depleted reservoirs at depths of 500 m to 1,400 m.

Development of the oil and gas production in Austria

Well Gösting-1 drilled in 1932 was the first commercial Austrian oil discovery in the Vienna Basin. In February 1933 oil was transported to Vienna the first time via railway. Before and during World War II oil exploration was concentrated along the Steinberg Fault. In 1949, Central Europe's largest oil field Matzen was discovered which reached its annual maximum production capacity of 3.5 mn t (23.3 mn boe) in 1955. The recent successful exploration well Strasshof-T4 is a perfect example to show that applying advanced exploration methods and technologies oil and gas discoveries are still economic in the Vienna Basin – even after 50 years.

OMV Aktiengesellschaft

With Group sales of EUR 20.04 bn and a workforce of 33,665 employees in 2007, and a as market capitalization of approximately EUR 13 bn, OMV Aktiengesellschaft is one of Austria's largest listed industrial companies. With oil and gas reserves of approximately 1.22 bn boe, a production of around 321,000 boe/d and an annual refining capacity of 26.4 mn t, OMV is the largest oil and gas group in Central Europe. OMV has 2,538 filling stations in 13 countries, resulting in a market share of 20% of the group in the Refining and Marketing (R&M) business segment in the Danube Region. In Exploration and Production (E&P), OMV is active in 20 countries in six core regions. OMV sells more than 13 bcm of gas per year. Via Baumgarten, one of the most important turntables for gas in Europe approximately 64 bcm gas is transported annually. OMV's Central European Gas Hub is amongst the three largest hubs in Europe. As of year-end 2007, OMV holds a 36% stake in Borealis AG, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 45% of the refining network Bayernoil and approximately 20% of the Hungarian company MOL. OMV further strengthened its leading position in the European growth belt through the acquisition of 41.30% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations   Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press   Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press   Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Homepage: www.omv.com

Next result announcement: January – September and Q3 2008 on November 6, 2008

END

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